Exhibit 99.3

Execution Version

PHARMACEUTICAL INVESTMENT COMPANY

Alra’idah Digital City, Building MU04, Al Nakhil District,

P.O. Box 6847, Riyadh 11452,

The Kingdom of Saudi Arabia

October 26, 2023

Centogene N.V.

Am Strande 7

18055 Rostock

Germany

Re: Loan Agreement – Preemptive Rights Agreement

Ladies and Gentlemen:

This preemptive rights agreement (this “Agreement”) sets forth the agreements between Centogene N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (“Borrower”), and Pharmaceutical Investment Company, a closed joint stock company incorporated pursuant to the laws of the Kingdom of Saudi Arabia (together with its successors and/or permitted assigns, “Lender”), relating to certain rights, obligations and other matters set forth herein in connection with Borrower and Lender’s entry into that certain Loan Agreement, dated as of the date hereof, by and between Borrower and Lender (as may be amended, restated, amended and restated, modified or supplemented in accordance with its terms from time to time, the “Loan Agreement”), and is to be effective as of the Closing Date (as defined in the Loan Agreement). Lender and Borrower are each referred to herein as a “Party” and collectively as the “Parties”.

1.             Defined Terms.

(a)                Capitalized terms used but not otherwise defined herein shall have the meanings given thereto in the Loan Agreement.

(b)                The following capitalized terms shall be defined herein as follows:

“Affiliate” has the meaning set forth in Rule 144 of the Securities Act as in effect on the date hereof.

“Agreement” has the meaning set forth in the preamble of this Agreement.

“Borrower” has the meaning set forth in the preamble of this Agreement.

“Business Day” means any day other than a Saturday, a Sunday or any day on which banking institutions in New York City, United States, Riyadh, Saudi Arabia or Frankfurt am Main, Germany are authorized or required by Law or executive order to close or be closed.

“Capital Shares” of any Person means any and all shares of, interests in, rights to purchase, warrants or options for, participations in, or other equivalents of, in each case however designated, the equity of such Person, but excluding any debt securities convertible into such equity.

“Convertible Securities” has the meaning set forth in Section 2(a)(i).

“Common Shares” means the common shares, par value €0.12 per share, of Borrower.

“Equity Securities” has the meaning set forth in Section 2(a)(ii).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Excluded Securities” has the meaning set forth in Section 2(a)(iii).

“Fundamental Change” means any of the following events:

(a) the acquisition by any party (or parties acting in concert) of Common Shares representing more than 50% of the voting power of all of Borrower’s Common Shares;

(b) the consummation of (i) any sale, lease or other transfer, in one transaction or a series of related transactions, of all or substantially all of the assets of Borrower and its Subsidiaries, taken as a whole, to any Person; or (ii) any transaction or series of related transactions in connection with which (whether by means of merger, demerger, consolidation, share exchange, business combination, reclassification, recapitalization, acquisition, liquidation or otherwise), the result of which is Borrower’s shareholders prior to any transaction described in clause (i) or (ii) cease to own more than 50% of all classes of common equity of Borrower or its successor following any such transaction; or

(c) Borrower’s shareholders approve any plan or proposal for the liquidation or dissolution of Borrower;

provided, however, that a transaction or event described in clause (a) or (b) above will not be deemed to constitute a Fundamental Change if the Specified Shareholders each continue, immediately after such transaction or event described in clause (a) or (b) to be the direct or indirect “beneficial owner” (as defined below) of substantially the same number of Common Shares of Borrower (or replacement equity interests in the surviving entity, acquirer, successor, or transferee, as applicable (or the parent entity thereof)) as each “beneficially owned” as of the date hereof.

For the purposes of this definition, whether a Person is a “beneficial owner,” and whether shares are “beneficially owned,” will be determined in accordance with Rule 13d-3 under the Exchange Act.

“Governmental Entity” means (a) any supranational, national, federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency, instrumentality, any court, tribunal, arbitrator, mediator or other governmental official, authority or instrumentality and (b) any entity to whom a Governmental Entity has assigned or delegated any authority or oversight responsibilities, including any notified body accredited, designated, licensed, authorized or approved to assess and certify the conformity of a medical device (including in vitro diagnostic medical device) with the requirements of the In Vitro Diagnostic Medical Devices Directive 98/79/EC, the In Vitro Diagnostic Medical Devices Regulation (EU) 2017/746, and applicable harmonized standards.

“JAMS” has the meaning set forth in Section 9.

“JAMS Rules” has the meaning set forth in Section 9.

“Lender” has the meaning set forth in the preamble of this Agreement.

“Law” means any statute, law, ordinance, rule, regulation, code, approval, license, Permit or Order, in each case, of any Governmental Entity.

“Loan” means the convertible loan made by Lender to Borrower pursuant to the Loan Agreement.

“Loan Agreement” has the meaning set forth in the preamble of this Agreement.

“Nasdaq” means The Nasdaq Stock Market LLC.

“New Securities” has the meaning set forth in Section 2(a)(iv).

“Offer” has the meaning set forth in Section 2(b).

“Offer Period” has the meaning set forth in Section 2(b).

“Options” has the meaning set forth in Section 2(a)(v).

“Party” or “Parties” has the meaning set forth in the preamble of this Agreement.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, trust or unincorporated organization or a Governmental Entity.

“ROFO Agreement” means that certain ROFO Agreement, dated as of October 26, 2023, between Lender, DPE Deutsche Private Equity GmbH, Careventures Fund II S.C.Sp, and TVM Life Science Innovation I, L.P., as the same may be amended or supplemented from time to time.

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of October 26, 2023, between Borrower and Lender, as the same may be amended or supplemented from time to time.

“Representatives” means with respect to any Person, such Person’s Affiliates and its and their respective directors, officers, employees, agents, insurance providers, and legal and financial advisors.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Specified Shareholder” means, collectively, (a) DPE Deutsche Private Equity GmbH, (b), Careventures Fund II S.C.Sp, and (c) TVM Life Science Innovation I, L.P.

“Subsidiary” means, with respect to any Person, (a) any corporation, association or other business entity (other than a partnership or limited liability company) of which more than 50% of the total voting power of the Capital Shares entitled (without regard to the occurrence of any contingency, but after giving effect to any voting agreement or shareholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees, as applicable, of such corporation, association or other business entity is owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person; and (b) any partnership or limited liability company where (i) more than 50% of the capital accounts, distribution rights, equity and voting interests, or of the general and limited partnership interests, as applicable, of such partnership or limited liability company are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person, whether in the form of membership, general, special or limited partnership or limited liability company interests or otherwise; and (ii) such Person or any one or more of the other Subsidiaries of such Person is a controlling general partner of, or otherwise controls, such partnership or limited liability company.

“Supervisory Board of Directors” means the supervisory board of directors of Borrower.

“Transaction Documents” means, collectively, this Agreement, the Loan Agreement, the ROFO Agreement, and the Registration Rights Agreement.

“Underlying Shares” means the Common Shares issuable upon conversion of the Loan.

2.             Certain New Securities; Preemptive Rights.

(a)                For purposes of this Section 2, the following terms shall have the following meanings:

(i)	“Convertible Securities” means any security convertible into or exchangeable for Common Shares.

(ii)	“Equity Securities” means (A) all Capital Shares of Borrower or its Subsidiaries, (B) all securities convertible into or exchangeable for Capital Shares of Borrower or its Subsidiaries and (C) all options, warrants or other rights to purchase or otherwise acquire from Borrower or its Subsidiaries such Capital Shares, or securities convertible into or exchangeable for Capital Shares.

(iii)	“Excluded Securities” means (A) any Capital Shares or options to purchase shares of Capital Shares, or other equity-based awards (including restricted stock units), issued or granted to employees (or prospective employees who have accepted an offer of employment), directors or consultants of Borrower or any of its Subsidiaries, pursuant to plans that have been approved by a majority of the independent members of the Supervisory Board of Directors or that exist as of the date of this Agreement; (B) securities issued by Borrower or its Subsidiaries upon the exercise, exchange or conversion of any securities that are exercisable or exchangeable for, or convertible into, Capital Shares and are outstanding as of the date of this Agreement, provided that such exercise, exchange or conversion is effected pursuant to the terms of such securities as in effect on the date of this Agreement; (C) any securities issued as a result of any Common Share split, reclassification or reorganization; (D) securities (including Common Shares or Convertible Securities) issued pursuant to a bona fide public offering, or Convertible Securities or Common Shares issuable upon exercise or conversion of Convertible Securities issued pursuant to a bona fide public offering; provided, that the foregoing exception in clause (D) shall only apply so long as Borrower remains listed on Nasdaq, and (E) the Loan and Underlying Shares. For purposes of this definition, “consultant” means a consultant that may participate in an “employee benefit plan” in accordance with the definition of such term in Rule 405 under the Securities Act.

(iv)	“New Securities” means all Equity Securities other than: (A) Excluded Securities; (B) Capital Shares of Borrower issued on a pro rata basis to all holders of such class as a share dividend; (C) Capital Shares of Borrower issued as consideration in connection with the acquisition, approved by the Supervisory Board of Directors, by Borrower of assets or Capital Shares of any Person; and (D) rights issued pursuant to a shareholder rights plan.

(v)	“Options” means any options, warrants or other rights to subscribe for or to purchase, or any options for the purchase of, any Common Shares or Convertible Securities.

(b)                Following the consummation of any Fundamental Change (including any take private transaction), and for so long as Lender holds at least 10% of the outstanding Common Shares of Borrower, including, prior to conversion, on an as-converted basis, if Borrower intends to issue New Securities to any Person, then, at least 20 Business Days prior to the issuance of the New Securities, Borrower shall deliver to Lender an offer (the “Offer”) to issue the New Securities to Lender upon the terms set forth in this Section 2. The Offer shall state that Borrower proposes to issue New Securities and shall specify the number and material terms (including the timing for the proposed issuance and the proposed purchase price) of the New Securities proposed to be issued. The Offer shall remain open and irrevocable for a period of 15 Business Days (the “Offer Period”) from the date of its delivery to Lender.

(c)                Upon receipt of the Offer described in the foregoing paragraph, Lender shall have the right to purchase up to that portion of such New Securities equal to the quotient determined by dividing (x) the number of Common Shares held by Lender (including, prior to conversion, on an as-converted basis) by (y) the total number of Common Shares then outstanding. The closing of the purchase of New Securities by Lender shall be held at the principal offices of Borrower on the closing date set forth in the Offer or at such other time and place as Borrower and Lender may agree. At such closing, Borrower shall issue and deliver the New Securities to Lender against payment of the purchase price therefor by Lender. At such closing, Borrower and Lender shall execute such additional documents as are otherwise reasonably necessary or appropriate to consummate the closing of the issuance and sale of the New Securities.

(d)                If Lender does not elect to purchase all or a portion of the New Securities available to Lender pursuant to Section 2(c), Borrower may issue and sell all or any of such New Securities not purchased by Lender, together with all other New Securities proposed to be issued as set out in the Offer, as applicable, to the applicable purchaser at a purchase price that is not more favorable, and on other terms and conditions that are not more favorable in any material respect, than those set forth in the Offer. If such sale is not consummated within 90 days of the date upon which the Offer is delivered to Lender in accordance with this Section 2 (which 90-day period shall be extended, if required, in order for the relevant parties to obtain any required approval of any Governmental Entity; provided, that such extension shall in no event extend for a period longer than 270 days after the date upon which the Offer is delivered to Lender), then Borrower’s right under this Section 2(d) to freely issue and sell such New Securities shall terminate and Borrower shall again comply with Section 2(c) in respect of any proposed issuance of New Securities.

3.             Survival. Each Party’s obligations and covenants made in this Agreement shall survive.

4.             Entire Agreement; Amendment; Waiver. This Agreement and the other Transaction Documents (including any schedules and exhibits hereto and thereto) represent the entire understanding and agreement between the Parties hereto with respect to the subject matter hereof. Nothing expressed or implied in this Agreement is intended or shall be construed so as to grant or confer on any person, firm or corporation other than the Parties hereto, any rights or privileges hereunder. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement shall be deemed to constitute a waiver by the Party taking such action of compliance with any agreement contained herein. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

5.             Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof will be assignable by either Party without the prior written consent of the other Party; provided, however, that Lender may assign any of its rights, remedies, obligations or liabilities arising under this Agreement to its Permitted Transferees (as defined in the Loan Agreement).

6.             Further Instruments and Acts. Each of the Parties to this Agreement agrees to execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to more effectively carry out the purposes of this Agreement.

7.             Waiver of Jury Trial. EACH OF BORROWER AND LENDER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

8.             Governing Law. This Agreement will be governed by and construed in accordance with the internal laws of the State of New York.

9.             Arbitration. Each Party agrees that any dispute, difference, claim, question or controversy arising out of or in connection with this Agreement, which is not amicably settled between the Parties hereto within a period of one month from the date of the start of negotiations between the Parties, shall be finally resolved pursuant to arbitration pursuant to the terms set forth in this Section 9. New York, NY will be the place of arbitration. Arbitration shall be governed by Judicial Arbitration & Mediation Services (“JAMS”) and its JAMS Comprehensive Rules and Procedures (“JAMS Rules”) in effect at the time the arbitration is commenced. A panel of three neutral arbitrators will be selected in accordance with the JAMS Rules to conduct the arbitration. The arbitration shall be conducted in English. The arbitral award shall be final and enforced in any court of competent jurisdiction by either Party. To the extent permissible by Law, the Parties hereby waive any right to appeal the decision of the arbitration. The arbitral tribunal may award legal costs and expenses as it deems fit. The Parties hereby acknowledge and agree that arbitrators may issue procedural orders and decide on interim measures/injunctions in the course of the arbitration. The Parties hereunder agree that any one of them may request in aid of arbitration from any court of competent jurisdiction, injunctive relief or other conservatory measures. The Parties hereto hereby agree that the fact of any arbitration hereunder, the content of any such proceedings and the outcome thereof shall be treated as confidential and shall be held confidential by each Party and their respective Representatives in accordance with Section 17.

10.           Expenses. Each of the Parties shall bear all of its own costs and expenses incurred in connection with transactions contemplated by this Agreement and the other Transaction Documents, including without limitation, legal and meeting expenses and costs in connection with the preparation of this Agreement and the other Transaction Documents and any filing expenses with respect to the Transaction Documents.

11.           Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

12.           Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by e-mail (with written confirmation of transmission) or (c) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a Party may have specified by notice given to the other Party pursuant to this provision):

If to Borrower:

Centogene N.V.

Am Strande 7

18055 Rostock

Germany

Attn: [***]

Email: [***]

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell London LLP

5 Aldermanbury Square

London EC2V 7HR

Attn: Leo Borchardt

Email: leo.borchardt@davispolk.com

If to Lender:

Alra’idah Digital City, Building MU04, Al Nakhil District,

P.O. Box 6847, Riyadh 11452,

The Kingdom of Saudi Arabia

Attn: [***]

Email: [***]

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

Al-Tatweer Towers, 7th Floor, Tower 1

King Fahad Highway, PO Box 17411

Riyadh 11484, Saudi Arabia

Attn: Ahmed el-Gaili, David Zaheer, and Gregory P. Rodgers

Email: Ahmed.el-Gaili@lw.com

    david.zaheer@lw.com

    Greg.Rodgers@lw.com

13.           Binding Effect. The provisions of this Agreement will be binding upon and accrue to the benefit of the Parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

14.           No Third Party Beneficiaries. This Agreement is for the sole benefit of the Parties hereto and their successors and permitted assigns and nothing expressed or referred to in this Agreement will be construed to give any Person, other than the Parties to this Agreement and such permitted assigns, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, whether as third party beneficiary or otherwise.

15.           Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

16.           Interpretation. Any reference to a contract, instrument or other document as of a given date means the contract, instrument or other document as amended, supplemented and modified from time to time through such date. The headings contained in this Agreement are for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All preamble, recital, article, section, exhibit and schedule references are to the preambles, recitals, articles, sections, exhibits and schedules of this Agreement unless otherwise specified. All references in this Agreement to “dollars” or “$” are to U.S. dollars. All payments to be made in cash under this Agreement or under any other Transaction Document are to be paid in U.S. dollars. All references in this Agreement to any period of days will mean the relevant number of calendar days unless otherwise specified. When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. If the last day of any period is a non-Business Day, the period in question will end on the next succeeding Business Day. Words in the singular will be held to include the plural and vice versa. Words of one gender will be held to include the other genders and neutral as the context requires. The terms “hereof,” “herein,” “hereunder,” “hereto” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement and not to any particular provision of this Agreement. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The word “or” will not be exclusive. The Parties acknowledge and agree that each has negotiated and reviewed the terms of this Agreement, assisted by such legal and tax counsel as they desired, and has contributed to its revisions. The Parties further agree that the rule of construction that any ambiguities are resolved against the drafting Party will be subordinated to the principle that the terms and provisions of this Agreement will be construed fairly as to all Parties and not in favor of or against any Party.

17.           Confidentiality. Neither Party hereto nor any of its Representatives may make any press release or other public disclosure regarding the existence of this Agreement, its contents, or the transactions contemplated by this Agreement without the written consent of the other Party, in any case, as to the form, content, and timing and manner of distribution or publication of such press release or other public disclosure (which consent may not be unreasonably withheld, conditioned, or delayed). Each Party shall hold confidential the terms and provisions of this Agreement and the terms of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 17 will prevent either Party or its Representatives from making any press release or other disclosure (a) required by Law or the rules of any stock exchange, in which case the Party required to make such press release or other disclosure shall use commercially reasonable efforts to allow the other Party reasonable time to review and comment on such release or disclosure in advance of its issuance or (b) to the accountants, Representatives, stockholders, members and partners of such Party and its Affiliates as necessary in connection with the ordinary conduct of their businesses (so long as such Persons agree to keep the terms of this Agreement confidential).

[Signature Page Follows]

The undersigned hereby execute and deliver this Agreement as of the date first set forth above.

Lender:

PHARMACEUTICAL INVESTMENT COMPANY

By:	/s/ Ibrahim Abdulrahman I Aljuffali
Name: Dr. Ibrahim Abdulrahman I Aljuffali
Title: Chairman

Borrower:

CENTOGENE N.V.

By:	/s/ Kim Stratton
Name: Kim Stratton
Title: Chief Executive Officer

Signature Page to Preemptive Rights Agreement